Exhibit 21.1

ATP Oil & Gas Corporation and Subsidiaries

Subsidiaries

Name	Ownership
ATP Oil & Gas Corporation	Parent
ATP Energy, Inc.	100%
ATP Oil & Gas (UK) Limited	100%
ATP Oil & Gas (Netherlands) B.V.	100%
ATP Holdco, LLC	100%
ATP IP-GP, LLC	100%
ATP IP-LP, LLC	100%
ATP Infrastructure Partners, L.P.	51%
ATP Titan Holdco LLC	100%
ATP Titan LLC	100%
ATP East Mediterranean B.V.	100%
ATP East Mediterranean Number 1 B.V.	100%